EXHIBIT 99.1

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of United States dollars)

		March 31,	December 31,
	Note	2020	2019

Assets

Current assets
Cash and cash equivalents		$303,057	$67,716
Trade and other receivables		58,095	27,390
Inventory	5	143,067	46,262
Prepaid expenses and other current assets		17,285	6,681
Restricted cash – current		474	607
		521,978	148,656

Restricted cash		13,815	14,678
Inventory	5	140,743	141,578
Mineral properties, plant and equipment	6	1,878,553	497,944
Exploration and evaluation assets		13,750	13,750
Equity accounted investment		6,159	7,162
Other assets		17,051	15,582
Total assets		$2,592,049	$839,350

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities		$115,263	$67,204
Current portion of loans and borrowings	7	21,967	61,574
Derivative liabilities – current	8	35,957	—
Other current liabilities		9,567	3,145
		182,754	131,923

Loans and borrowings	7	727,939	202,475
Derivative liabilities	8	86,543	56,146
Reclamation obligations		111,335	29,885
Other long-term liabilities		27,275	5,150
Deferred tax liabilities		232,659	10,712

Total liabilities		1,368,505	436,291

Shareholders’ equity
Share capital	10	1,289,543	505,686
Reserves		53,692	27,959
Deficit		(119,691)	(130,586)

Total equity		1,223,544	403,059
Total liabilities and equity		$2,592,049	$839,350

Commitments and contingencies (notes 6, 11 and 19)
Subsequent events (notes 7 and 10)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

2

Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

		For the three months ended March 31,
	Note	2020	2019

Revenue	11	$130,035	$35,385
Operating expenses	12	(69,594)	(24,140)
Depreciation and depletion		(17,249)	(4,249)
Earnings from mine operations		43,192	6,996

Exploration		(2,644)	(2,928)
General and administration	13	(6,633)	(3,109)
Income from operations		33,915	959

Finance expense		(6,892)	(3,788)
Finance income		273	768
Other income (expense)	14	14,036	(4,301)
Net income (loss) before taxes		41,332	(6,362)
Current tax expense		(6,844)	(1,586)
Deferred tax expense		(23,593)	(369)
Net income (loss) and comprehensive income (loss)		$10,895	$(8,317)

Net income (loss) and comprehensive income (loss) attributable to
Equinox Gold shareholders		$10,895	$(7,435)
Non-controlling interests		—	(882)
		$10,895	$(8,317)

Net income (loss) per share, basic and diluted	15	$0.08	$(0.07)

Weighted average shares outstanding
Basic		138,000,552	110,565,135
Diluted		166,823,379	110,565,135

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

3

Condensed Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of United States dollars)

	For the three months ended March 31,
	Note	2020	2019

Cash provided by (used in):

Operations
Net income (loss) for the period		$10,895	$(8,317)
Adjustments for:
Tax expense		30,437	1,956
Income taxes paid		(7,617)	—
Depreciation and depletion		17,434	4,323
Share-based compensation		116	1,143
Unrealized gain on gold contracts	8(a)	(23,677)	—
Unrealized loss on foreign exchange contracts	8(b)	18,256	—
Change in fair value of warrants	8(c)	(10,100)	5,291
Unrealized foreign exchange gain		(9,578)	(1,227)
Finance expense		6,892	3,788
Finance fees paid		(14,975)	(1,906)
Expected credit losses	14	6,967	21
Other		(1,866)	(1,591)

Operating cash flow before non-cash changes in working capital		23,184	3,481

Changes in non-cash working capital:
Accounts receivable, prepaid expenses and deposits		(3,976)	49
Inventory		(3,237)	(6,251)
Accounts payable and accrued liabilities		(27,465)	(2,355)

		(11,494)	(5,076)
Investing
Capital expenditures		(34,437)	(33,346)
Acquisition of Leagold	4	55,252	—
Mesquite acquisition working capital adjustment		—	(12,451)
Other		—	59

		20,815	(45,738)
Financing
Draw down of debt facilities	7	509,680	10,000
Repayment of long-term debt	7	(323,870)	—
Proceeds from equity financings, net of issuance costs	10	39,938	—
Other		2,710	2,897

		228,458	12,897

Effect of foreign exchange on cash and cash equivalents		(2,438)	1,099

Increase (decrease) in cash and cash equivalents		235,341	(36,818)

Cash and cash equivalents, beginning of period		67,716	60,822
Cash and cash equivalents, end of period		$303,057	$24,004

Non-cash investing and financing activities
Shares, options, warrants, DSUs and PSUs issued in acquisition of Leagold		$764,083	$—
Non-cash changes in accounts payable in relation to capital expenditures		(4,205)	(5,305)
Right-of-use assets recognized		10,704	537

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

4

Condensed Consolidated Statements of Changes in Equity

(Unaudited, expressed in thousands of United States dollars, except share amounts)

	Share Capital
	Shares	Amount	Reserves	Deficit	Total
December 31, 2019	113,452,363	$505,686	$27,959	$(130,586)	$403,059
Shares and options issued for acquisition of Leagold (note 4)	94,635,765	732,042	19,777	—	751,819
Shares issued in financings (note 10)	6,472,491	40,000	—	—	40,000
Equity component of Convertible Notes (note 7(b))	—	—	7,801	—	7,801
Shares issued on exercise of warrants, stock options and RSUs (note 10)	1,640,451	11,877	(2,429)	—	9,448
Share-based compensation (note 10)	—	—	584	—	584
Share issue costs	—	(62)	—	—	(62)
Net income and comprehensive income	—	—	—	10,895	10,895
March 31, 2020	216,201,070	$1,289,543	$53,692	$(119,691)	$1,223,544

	Share Capital
	Shares	Amount	Reserves	Deficit	Non-controlling interests	Total
December 31, 2018	110,425,401	$491,100	$15,402	$(111,723)	$14,519	$409,298
Shares issued on exercise of warrants, stock options and RSUs	163,635	864	(864)	—	—	—
Share-based compensation	—	—	1,185	—	—	1,185
Changes in non-controlling interest from equity offerings and other	—	—	—	100	2,835	2,935
Net loss and comprehensive loss	—	—	—	(7,435)	(882)	(8,317)
March 31, 2019	110,589,036	$491,964	$15,723	$(119,058)	$16,472	$405,101

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

5

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

1. Nature of operations

Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange (“TSX”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares also trade on the NYSE American Stock Exchange (“NYSE-A”) in the United States under the symbol “EQX” and its warrants also trade on the OTC Markets in the United States under the symbol “EQXWF”.

Equinox Gold is a gold mining company engaged in the operation, acquisition, exploration and development of mineral properties. On March 10, 2020, the Company completed its acquisition of Leagold Mining Corporation (“Leagold”). The results of operations of Leagold are included in these financial statements from March 10, 2020 (note 4).

All of the Company’s properties are located in the Americas, with one property in Mexico, two in the United States and five in Brazil. Each property is wholly owned by the Company. The Company’s producing assets are the Los Filos Mine Complex (“Los Filos”) in Mexico, the Mesquite Mine (“Mesquite”) in the United States, and the Aurizona Mine (“Aurizona”), Fazenda Mine (“Fazenda”), RDM Mine (“RDM”) and Pilar Mine (“Pilar”) in Brazil. The Company’s Castle Mountain Mine (“Castle Mountain”) in the United States, is a development-stage mine that the Company expects to advance to production in 2020.

2. Basis of preparation
(a) Basis of presentation

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements prepared using International Financial Reporting Standards (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited financial statements for the year ended December 31, 2019. Except as described in note 2(d), the accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.

These condensed consolidated interim financial statements have been prepared on a going concern basis. In making the assessment that the Company is a going concern, management have taken into account all available information about the future, which is at least, but is not limited to, twelve months from March 31, 2020.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on May 15, 2020.

(b) Basis of consolidation
These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control is defined as Equinox Gold having power over the entity, rights to variable returns from its involvement with the entity, and the ability to use its power to affect the amount of returns. All intercompany transactions and balances are eliminated on consolidation.

6

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

2. Basis of preparation (continued)
At March 31, 2020, the Company’s material subsidiaries include the following:
Company	Location	Ownership Interest
Castle Mountain Venture	USA	100%
Desarrollos Mineros San Luis S.A. de C.V.	Mexico	100%
Fazenda Brasileiro Desenvolvimento Mineral Ltda	Brazil	100%
Mineração Aurizona S.A. (“MASA”)	Brazil	100%
Mineração Riacho Dos Machados Ltda (“RDM”)	Brazil	100%
Pilar de Gois Desenvolvimento Mineral Ltda	Brazil	100%
Santa Luz Desenvolvimento Mineral Ltda	Brazil	100%
Western Mesquite Mines, Inc.	USA	100%

(c) Functional currency and presentation currency

Except as otherwise noted, these financial statements are presented in United States dollars (“US dollars”), the functional currency of the Company and its subsidiaries.

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the date of the statement of financial position. Non-monetary assets and liabilities are translated at historical exchange rates, unless the item is carried at fair value, in which case it will be translated at the exchange rate in effect at the date when the fair value was determined. Resulting foreign exchange gains and losses are recognized in income or loss. Foreign currency gains and losses are reported on a net basis.

(d) Significant accounting policies
Depletion of mineral properties
The carrying amounts of mineral properties are amortized using the units-of-production method over the estimated recoverable ounces, which is the estimated total ounces to be extracted in current and future periods based on proven and probable reserves, and, in the case of certain underground mines, certain measured and indicated resources.

3. Use of judgements and estimates
In preparing these condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ. Significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2019 except as follows:
(a) Acquisitions
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Leagold on March 10, 2020 met the criteria of a business combination.

7

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

3. Use of judgements and estimates (continued)
(b) Fair value of assets and liabilities acquired

Accounting for acquisitions requires estimates with respect to the fair value of the assets and liabilities acquired. Such estimates require valuation methods, including discounted cash flows, depreciated replacement costs and other methods. The models used in these valuation methods use forecasted cash flows, discount rates, current replacement costs and other assumptions. Changes in these assumptions changes the value assigned to the acquired assets and liabilities and goodwill, if any.

Significant assumptions related to the Company’s acquisition of Leagold are disclosed in note 4.

4. Acquisition of Leagold

On March 10, 2020, the Company completed the acquisition of Leagold (the “Leagold Acquisition” or “Transaction”). Leagold is a gold mining company with four operating mines, one development project and one expansion project, all located in the Americas including the Los Filos Mine Complex in Mexico, and the Fazenda, RDM, Pilar and Santa Luz mines in Brazil.  The acquisition supports the Company’s growth strategy and enhances the Company’s production profile.

Under the terms of the Transaction, the Company acquired 100% of the issued and outstanding shares of Leagold at an exchange ratio of 0.331 Equinox Gold share for each Leagold share.  Holders of Leagold options, warrants performance share units (“PSUs”) and deferred share units (“DSUs”) received equivalent Equinox Gold options, warrants, PSUs and DSUs with the number of such securities issuable adjusted by the 0.331 exchange ratio.

By virtue of the Company issuing equity instruments and relative voting rights of Equinox Gold shareholders, including significant minority shareholders post-merger, among other factors, the Company has been identified as the acquirer in the transaction and has accounted for the transaction as a business combination. Transaction costs incurred in respect of the acquisition totaling $3.7 million, of which $2.3 million were incurred in 2020, were expensed and presented within professional fees in general and administration expense in the statement of comprehensive income (loss).  The acquisition date fair value of the consideration transferred consisted of the following:

Purchase price:
Share consideration(1)	$732,042
Option consideration(2)	19,777
Warrant consideration(3)	8,543
PSU and DSU consideration(4)	3,721
Total consideration	$764,083

(1)        The fair value of 94,635,765 common shares issued to Leagold shareholders was determined using the Company’s share price of C$10.51 per share on the acquisition date.

(2)        The fair value of 5,728,647 replacement options issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$7.77, expected life of 2.07 years, annualized volatility of 60.2%, dividend yield of 0.0%, and discount rate of 0.54%.

(3)       The fair value of 16,626,569 replacement warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$11.14, expected life of 0.32 years, annualized volatility of 44.1%, dividend yield of 0.0%, and discount rate of 0.69%.

(4)       The fair value of 369,919 replacement PSUs and 319,288 replacement DSUs issued was determined using the Leagold share price of C$3.49 on the acquisition date, adjusted for the 0.331 exchange ratio.

8

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

4. Acquisition of Leagold (continued)
The Company retained an independent appraiser to determine the fair value of assets acquired and liabilities assumed. The allocation is preliminary as there has not been sufficient time to complete the valuation process. The fair values are subject to change as the valuation work is finalized over the next twelve months.
Net assets (liabilities) acquired:
Cash and cash equivalents	$55,252
Trade and other receivables	33,524
Inventory	90,082
Mineral property, plant and equipment	1,350,794
Other assets	21,432
Accounts payable and accrued liabilities	(88,490)
Loans and borrowings and accrued interest	(323,870)
Derivative liabilities	(78,526)
Reclamation obligations	(69,487)
Deferred tax liabilities	(195,628)
Other liabilities	(31,000)
Fair value of net assets acquired	$764,083

In accordance with the acquisition method of accounting, the acquisition cost has been allocated on a preliminary basis to the underlying assets acquired and liabilities assumed, based primarily upon their estimated fair values at the date of acquisition. The preliminary fair values of mineral properties have been estimated using discounted cash flow models and the preliminary fair values of plant and equipment have been estimated using a replacement cost approach. Expected future cash flows are based on estimates of future gold prices and projected future revenues, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures based on life of mine plans at the acquisition date.

As of the date of these condensed consolidated interim financial statements, the allocation of the Leagold Acquisition purchase price has not been finalized. The determination of the fair values of mineral properties, plant and equipment, and deferred taxes are all subject to change. Any further adjustments made will be recognized retrospectively and comparative information will be revised.

Consolidated revenue for the three months ended March 31, 2020 includes revenue from the assets acquired in the Leagold Acquisition of $23.8 million. Consolidated net income for the three months ended March 31, 2020 includes net income before tax from Leagold of $30.2 million, including a $19.6 million gain on the revaluation of derivative liabilities. Had the transaction occurred January 1, 2020, pro-forma unaudited consolidated revenue and net income before tax for the three months ended March 31, 2020 would have been approximately $220 million and $1 million, respectively.

9

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

5. Inventory
	March 31, 2020	December 31, 2019
Heap leach ore (current and non-current)	$218,115	$158,598
Less: Non-current portion of heap leach ore	(140,743)	(141,578)

Current portion of heap leach ore	77,372	17,020
Stockpiles	8,456	9,776
Work-in-process	12,859	6,366
Supplies	37,119	12,329
Finished goods	7,261	771
Current inventory	$143,067	$46,262
Non-current inventory relates to heap leach ore at Mesquite not expected to be recovered in the next year.

6. Mineral properties, plant and equipment
	Mineral properties(1)	Plant and equipment(1)	Construction in-progress(1)	Other	Total
Cost

Balance – December 31, 2018	$86,740	$80,234	$153,171	$555	$320,700
Additions	26,132	(900)	63,108	1,633	89,973
Transfers	53,473	131,918	(195,328)	-	(9,937)
Transfer from exploration and evaluation assets	133,060	-	-	-	133,060
Disposals	-	(1,758)	-	(74)	(1,832)
Change in reclamation cost asset	6,080	-	-	-	6,080
Balance – December 31, 2019	$305,485	$209,494	$20,951	$2,114	$538,044
Leagold Acquisition	901,735	420,215	28,525	319	1,350,794
Additions	14,126	3,573	13,248	53	31,000
Disposals	-	(11)	-	-	(11)
Change in reclamation cost asset	20,249	-	-	-	20,249
Balance – March 31, 2020	$1,241,595	$633,271	$62,724	$2,486	$1,940,076

Accumulated depreciation

Balance – December 31, 2018	$326	$3,363	$-	$100	$3,789
Additions	12,682	24,136	-	294	37,112
Disposals	-	(766)	-	(35)	(801)
Balance – December 31, 2019	$13,008	$26,733	$-	$359	$40,100
Additions	6,994	14,272	-	147	21,413
Disposals	-	10	-	-	10
Balance – March 31, 2020	$20,002	$41,015	$-	$506	$61,523

Net book value:
At December 31, 2019	$272,766	$178,169	$45,252	$1,757	$497,944
At March 31, 2020	$1,221,593	$592,256	$62,724	$1,980	$1,878,553
(1) Cost balances as at December 31, 2018, 2019 cost additions , and 2019 cost transfers have been reclassified to conform with the current period presentation.

10

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

6. Mineral properties, plant and equipment (continued)

During the three months ended March 31, 2020, the Company capitalized to construction-in-progress $13.1 million and $0.1 million of costs at Castle Mountain and Los Filos, respectively (three months ended March 31, 2019 - $nil).

For the three months ended March 31, 2020, the Company capitalized to mineral properties $2.6 million and $1.9 million in deferred stripping costs at Mesquite and Aurizona, respectively.

Certain of the Company’s mining properties are subject to royalty arrangements based on their net smelter returns (“NSR”s) or gross revenues. At March 31, 2020, the Company’s significant royalty arrangements were as follows:
Mineral property	Royalty arrangements
Mesquite	0.5%-7% NSR
Los Filos	3% of gross sales at Xochipala concession
Aurizona	1.5% of gross sales; 3%-5% sliding scale NSR based on gold price
Fazenda	0.75%-1.5% of gross sales
RDM	1%-1.5% of gross sales
Pilar	0.75-1.5% of gross sales
Castle Mountain	2.65% NSR

7. Loans and borrowings
	Note	March 31, 2020	December 31, 2019
Credit Facility	7(a)	$484,847	$116,625
2019 Convertible Notes		126,535	125,850
2020 Convertible Notes	7(b)	116,557	-
Standby Loan	7(c)	12,000	12,000
Debenture		9,967	9,574

		749,906	264,049
Less: Current portion of loans and borrowings		(21,967)	(61,574)
Non-current portion of loans and borrowings		$727,939	$202,475

(a) Credit Facility

On March 10, 2020, in conjunction with the Leagold Acquisition, the Company amended its $130 million corporate revolving credit facility with a syndicate of lenders led by the Bank of Nova Scotia, Société Générale, Bank of Montreal and ING Capital LLC. The amended credit facility is comprised of a $400 million revolving loan (the “Revolving Facility”) and $100 million amortizing term loan (the “Term Loan”) (together, the “Credit Facility”). On close of the Leagold Acquisition and concurrent financing, the Company drew the full amount of the Term Loan and an additional $100 million from the Revolving Facility. Proceeds from the draws were used to repay Leagold debt outstanding on the acquisition date. On March 24, 2020, the Company drew the remaining $180 million available under the Revolving Facility as a cautionary measure given the uncertainty regarding the potential impact of the COVID-19 pandemic on the Company’s operations.

The Credit Facility bears interest at an annual rate of LIBOR plus 2.5% to 3.75%, subject to certain leverage ratios. The Revolving Facility matures on March 8, 2024, at which date it must be repaid in full and the Term Loan matures on March 10, 2025 with quarterly repayments equal to 6.67% of principal beginning September 30, 2021 through to maturity.

The Company determined that amending the corporate revolving credit facility to become the Credit Facility was a non-substantial modification of the existing outstanding debt. The Company recognized a gain on modification of debt of $2.6 million to reflect the adjusted amortized cost of the drawn portion of the Revolving Credit Facility, recorded within other income (expense). Additional transaction costs of $9.2 million were incurred in relation to the Credit Facility and are recorded as a reduction to the carrying value of debt. The carrying value of debt outstanding is accreted to the principal amount over the respective terms of the Revolving Facility and Term Loan using a weighted average effective interest rate of 6.3%.

11

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

7. Loans and borrowings (continued)

The Credit Facility is secured by first-ranking security over all present and future property and assets of the Company. The Credit Facility is subject to standard conditions and covenants, including maintenance of debt service coverage ratio, leverage ratio and minimum liquidity of $50 million. As at March 31, 2020, the Company is in compliance with these covenants.

(b) 2020 Convertible Notes

On March 10, 2020, the Company issued $130 million in Convertible Notes (the “2020 Notes”) to Mubadala Investment Company (“Mubadala”). Proceeds from the 2020 Notes and Credit Facility (note 7(a)) were used to repay $323.9 million principal and accrued interest outstanding under Leagold’s debt facilities (note 4) at the acquisition date.

The 2020 Notes mature on March 10, 2025 and bear interest at a fixed rate of 4.75% per year payable quarterly in arrears. The 2020 Notes are convertible at the holder’s option into common shares of the Company at a fixed conversion price of $7.80 per share. Holders may exercise their conversion option at any time, provided that the holder owns less than 20% of the outstanding common shares of the Company. On or after March 10, 2023, the Company has a call right that may be exercised if the 90-day volume weighted average price (“VWAP”) of the Company’s shares exceeds $10.14 for a period of 30 consecutive days. If the call right is exercised, the holders would be required to either (i) exercise the conversion option on the remaining principal outstanding or (ii) demand cash payment from the Company subject to a predetermined formula based on the conversion price of $7.80 per share and the Company’s share price at the time of redemption.

Gross proceeds from the 2020 Notes of $130 million was allocated to the debt and equity components. The fair value of the debt portion of $119.1 million was estimated using a discounted cash flow model based on an expected term of 5 years and a discount rate of 6.9%. The residual of $8.0 million ($10.9 million net of deferred tax expense of $2.9 million) was recognized in other equity reserves. The debt component is recorded at amortized cost, net of transaction costs, and is accreted to the principal amount over the term of the 2020 Notes using an effective interest rate of 7.2%. Transaction costs of $2.9 million were incurred and allocated on a pro-rata basis with $2.7 million allocated to the debt component and $0.2 million allocated to the equity component.

The 2020 Notes are secured by all assets of the Company and are subordinate to the Credit Facility.

Pacific Road Resources Funds (“Pacific Road”) holds a pre-existing non-dilution right pursuant to an investment agreement dated May 7, 2015. Pacific Road exercised its non-dilution right and, on April 9, 2020, the Company issued an additional $9.3 million in convertible notes to Pacific Road on the same terms as the 2020 Notes.

(c) Standby Loan
In March 2020, the Standby Loan agreement was amended to extend the term of the loan to June 30, 2020.

12

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

7. Loans and borrowings (continued)
(d) Loans and borrowings continuity
The following is a summary of the changes in loans and borrowings arising from investing and financing activities for the period ended March 31, 2020:

Balance – December 31, 2019	$264,049
Debt assumed in Leagold Acquisition, including accrued interest	323,870
Modification gain and transaction costs incurred on Credit Facility	(4,839)
$380 million draw from Credit Facility, net of deferred financing costs	372,682
Debt component of Convertible Notes, net of deferred financing costs	116,421
Repayment of Leagold debt facilities	(323,870)
Accretion and accrued interest	1,593
Balance – March 31, 2020	$749,906

8. Derivative financial instruments
(a) Gold collars and forward contracts

As part of the Leagold Acquisition (note 4), the Company assumed gold collar and forward contracts. The gold collars have put and call strike prices of $1,325 and $1,430 per ounce, respectively, for 3,750 ounces per month from acquisition to September 2022 for a total of 116,250 ounces. The forward swap contracts cover 4,583 ounces per month from acquisition to September 2022 for a total of 142,083 ounces, at an average fixed gold price of $1,350 per ounce.

The gold collars and forward swap contracts have not been designated as hedges and are recorded at fair value at the end of each reporting period with changes in fair value recognized in other income (expense).

For the three months ended March 31, 2020, the Company recorded a realized loss of $1.7 million on gold collar and forward swap contracts settled in the period in other income (expense) and an unrealized gain of $23.7 million on gold collar and forward contracts outstanding at the end of the period. The fair value of gold collars and forward swap contracts at March 31, 2020 was a liability of $54.8 million, of which $21.5 million was recorded as current derivative liabilities.

(b) Foreign exchange contracts
As at March 31, 2020, the Company had in place USD:BRL put and call options with the following notional amounts, weighted average rates and maturity dates:
Maturity	USD notional amount	Call options’ weighted average USD:BRL rates	Put options’ weighted average USD:BRL rates
April 1, 2020 – March 31, 2021	$92,400	4.04	4.44
April 1, 2021 – July 30, 2021	13,850	4.11	4.53
Total	$106,250	4.05	4.45

13

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

8. Derivative financial instruments (continued)

The foreign exchange contracts have not been designated as hedges and are recorded at fair value at the end of each reporting period with changes in fair value recognized in other income (expense). The Company entered into these contracts at no premium and therefore incurred no investment costs at inception.

For the three months ended March 31, 2020, the Company recorded a realized loss of $0.2 million on contracts settled in the period in other income (expense) and an unrealized loss of $18.3 million on foreign exchange contracts outstanding at period end. The fair value of foreign exchange contracts at March 31, 2020 was a liability of $16.6 million, of which $14.4 million was recorded as current derivative liabilities.

(c) Warrant liability

The functional currency of the Company is the US dollar. As the exercise price of the Company’s share purchase warrants is fixed in Canadian dollars, these warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability at fair value through net income or loss.

The fair value of the warrants is determined using the Black Scholes option pricing model at the period-end date or the market price on the TSX for warrants that are trading.

Balance – December 31, 2018		$18,861
Warrants exercised		(868)
Change in fair value		38,153
Balance – December 31, 2019		56,146
Issued in Leagold Acquisition		8,543
Warrants exercised		(3,554)
Change in fair value		(10,100)
Balance – March 31, 2020		$51,035

The fair value of non-traded warrants was calculated with the following weighted average assumptions:
	March 31, 2020	December 31, 2019
Risk-free rate	0.5%	1.7%
Warrant expected life	0.4 years	1.2 years
Expected volatility	89.7%	45.1%
Expected dividend	0.0%	0.0%
Share price (C$)	$9.45	$10.16
The fair value of traded warrants was based on the market price of C$0.33 per warrant on March 31, 2020 (December 31, 2019 – C$0.42).

14

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

9. Leases
(a) Right-of-use assets
	Plant and equipment	Computer and office equipment
Balance – December 31, 2018	$-	$229
Additions	782	537
Depreciation	(202)	(225)
Balance – December 31, 2019	580	541
Recognized in Leagold Acquisition	10,386	318
Depreciation	(702)	(58)
Balance – March 31, 2020	$10,264	$801

(b) Lease liabilities
	March 31, 2020	December 31, 2019
Current lease liabilities included in other current liabilities	$5,184	$501
Non-current lease liabilities included in other long-term liabilities	5,526	848
	$10,710	$1,349

10. SHARE Capital
(a) Authorized and issued
The Company is authorized to issue an unlimited number of common shares with no par value. At March 31, 2020, 216.2 million common shares were issued and outstanding.
(b) Share issuances

On March 10, 2020, in conjunction with the acquisition of Leagold and concurrent financings, the Company closed a non-brokered private placement for 6,472,491 common shares of the Company at a price of $6.18 per share for gross proceeds of $40 million, including $36.0 million in common shares issued to the Company’s Chairman, Ross Beaty, which is a related party transaction. The Company incurred $0.1 million in share issuance costs.

Pacific Road exercised its anti-dilution option pursuant to its investor rights agreement with the Company in relation to the issuance of shares for the acquisition of Leagold. On April 9, 2020, the Company issued 461,947 common shares to Pacific Road at a price of $6.18 per common share for gross proceeds of $2.9 million. The Company incurred $0.1 million in issuance costs.

15

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

10. SHARE Capital (continued)
(c) Share based compensation plans
The following table summarizes non-cash share-based compensation for the period:
				Three months ended March 31,
				2020	2019
Share-based payment expense				$109	$217
RSU expense				500	971
PSU expense				(130)	-
DSU expense				(363)	-

Total compensation expense				$116	$1,188

Compensation expense included in:
General and administration				$99	$1,143
Operating expenses				(25)	-
Construction-in-progress				42	45
				$116	$1,188
(i) Share purchase options
A summary of the Company’s share purchase options is as follows:
				Shares issuable on exercise of options	Weighted average exercise price (C$)
Outstanding, December 31, 2018				2,776,302	$6.35
Granted				359,210	5.30
Exercised				(240,895)	2.85
Expired/forfeited				(219,504)	10.97
Outstanding, December 31, 2019				2,675,113	$5.99
Issued in Leagold Acquisition				5,728,647	7.77
Exercised				(433,906)	5.22
Expired/forfeited				(50,317)	13.73
Outstanding, March 31, 2020				7,919,537	$7.27
At March 31, 2020, the Company had the following options issued and outstanding:
Options Outstanding				Options Exercisable
Range of exercise price (C$)	Number of options	Weighted average exercise price (C$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (C$)
$1.89 - $2.99	765,255	$2.51	1.54	765,255	$2.51
$3.00 - $4.99	103,670	3.55	1.28	102,170	3.48
$5.00 - $6.99	3,067,741	6.05	2.33	2,862,061	5.69
$7.00 - $8.99	3,581,509	8.60	2.00	3,581,509	8.60
$9.00 - $17.15	401,362	14.65	1.45	401,362	14.65
	7,919,537			7,712,357
The weighted average exercise price of options exercisable at March 31, 2020, was C$7.17.

16

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

10. SHARE Capital (continued)

(ii)	Restricted share units

Equity settled RSUs

During the three months ended March 31, 2020, the Company granted 80,750 (2019 – 401,560) RSUs to directors, officers and employees with a fair value of $0.5 million based on the Company’s share price on the date of grant.

A continuity table of the equity settled RSUs and pRSUs outstanding is as follows:

	RSUs	pRSUs
Outstanding, December 31, 2018	543,276	1,142,544
Granted	488,560	143,740
Settled	(220,289)	(129,706)
Forfeited	(8,500)	(44,200)
Outstanding, December 31, 2019	803,047	1,112,378
Granted	80,750	-
Settled	(239,860)	(13,400)
Forfeited	(2,000)	-
Outstanding, March 31, 2020	641,937	1,098,978

Cash settled RSUs

A continuity table of the cash settled RSUs outstanding is as follows:
RSUs outstanding
Outstanding, December 31, 2018	-
Granted	168,800
Outstanding, December 31, 2019	168,800
Settled	(52,400)
Forfeited	(37,000)
Outstanding, March 31, 2020	79,400

The total fair value of cash-settled RSUs outstanding as at March 31, 2020 was $0.1 million (December 31, 2019 – $0.2 million) and is included in other liabilities.

(iii)	Performance share units

As part of the Leagold Acquisition (note 4), the Company issued 369,915 replacement performance share units (“PSUs”) under Leagold’s PSU plan. The PSUs vest in three tranches based on the achievement of certain gold production targets at the Los Filos, Fazenda, RDM, Pilar and Santa Luz mines. All unvested PSUs expire on December 31 of the third year following the calendar year in which the PSUs were granted and are payable in cash. The fair value of the PSUs is based on the current share price and reflects management’s best estimates of the probability that gold production targets will be achieved.

17

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

10. SHARE Capital (continued)

A continuity table of the PSUs outstanding is as follows:
PSUs outstanding
Outstanding, December 31, 2019	-
Issued in Leagold Acquisition	369,915
Forfeited	(14,506)
Outstanding, March 31, 2020	355,409

The total fair value of PSUs outstanding as at March 31, 2020 was $1.1 million (December 31, 2019 – $nil) and is included in other liabilities.

(iv)	Deferred share units

As part of the Leagold Acquisition (note 4), the Company issued 319,286 replacement deferred share units (“DSUs”) to non-executive directors of Leagold. The DSUs are redeemable for 90 days from the date a director ceases to be a member of the Board. Units are settled in cash based on the common share price at the date of settlement.

A continuity table of the DSUs outstanding is as follows:

DSUs outstanding
Outstanding, December 31, 2019	-
Issued in Leagold Acquisition	319,286
Redeemed	(114,021)
Outstanding, March 31, 2020	205,265

The total fair value of DSUs outstanding as at March 31, 2020 was $1.4 million (December 31, 2019 – $nil) of which $0.4 million is included in other current liabilities and $1.0 million is included in other liabilities.

(d)	Share purchase warrants

	A continuity of the Company’s share purchase warrants is as follows:
		Shares issuable on exercise of warrants	Weighted average exercise price (C$)
	Outstanding, December 31, 2018	24,565,862	$11.90
	Exercised	(363,235)	5.36
	Expired	(151,437)	14.60
	Outstanding, December 31, 2019	24,051,190	$12.00
	Issued in Leagold Acquisition	16,626,569	11.14
	Exercised	(798,285)	10.33
	Outstanding, March 31, 2020	39,879,474	$11.78

18

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

10. SHARE Capital (continued)
At March 31, 2020, the Company had the following share purchase warrants issued and outstanding:
Range of exercise price (C$)(1)	Shares issuable on exercise of warrants	Weighted average exercise price (C$)(1)	Expiry dates
$3.67 - $4.99	3,632,454	$4.43	June 2020 – May 2021
$5.00 - $9.99	2,560,857	5.70	June 2020 – May 2023
$10.00 - $14.99	17,456,969	11.16	May 2020 – March 2022
$15.00 - $19.99	16,093,384	15.00	October 2021
$20.00 - $25.00	135,810	20.83	June 2020 – July 2020
	39,879,474

(1)	23,253,001 warrants with a weighted average exercise price of $12.23 are exercisable into one common share of Equinox Gold and one-quarter of a share of Solaris Resources Inc. (“Solaris”). Equinox Gold will receive nine-tenths of the proceeds from the exercise of each of these warrants and the remaining proceeds will be paid to Solaris.

Subsequent to March 31, 2020, the Company issued 9,017,275 common shares for warrants exercised with a weighted average exercise price of C$7.78 per share. The Company received approximately $50 million (C$70 million) in proceeds of which $1.7 million (C$2.4 million) was paid to Solaris.

11. REvenue
Revenues from contracts with customers disaggregated by metal were as follows:
	Three months ended March 31,
	2020	2019
Gold	$129,999	$35,385
Silver	36	-
Total revenue	$130,035	$35,385
(a) Gold offtake arrangement
As part of the Leagold Acquisition, the Company assumed offtake arrangements with Orion Mine Finance (“Orion”) that provides for gold offtake of 50% of the gold production from the Los Filos mine complex and 35% of the gold production from the Fazenda, RDM, Pilar and Santa Luz mines at market prices, until a cumulative delivery of 1.1 million ounces and 0.7 million ounces, respectively, to Orion. At acquisition, Leagold had sold 190,342 ounces to Orion under the terms of the offtake arrangements. During March 2020, the Company delivered 6,063 ounces to Orion.
(b) Silver streaming arrangement
As part of the Leagold Acquisition, the Company assumed a silver streaming agreement with Wheaton Precious Metals Corp. (“WPM”) under which the Company must sell to WPM a minimum of 5 million payable silver ounces produced by the Los Filos mine complex from August 5, 2010 to the earlier of the termination of the agreement or October 15, 2029 at the lesser of $3.90 per ounce or the prevailing market price, subject to an inflationary adjustment. The contract price is revised each year on the anniversary date of the contract, which at acquisition was $4.43 per ounce. At acquisition, Leagold had sold 1.8 million silver ounces to WPM under the terms of the streaming agreement. During March 2020, the Company delivered 37,125 ounces to WPM.

19

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

12. operating expenses
Operating expenses consist of the following components by nature:
	Three months ended March 31,
	2020	2019
Raw materials and consumables	$29,849	$15,598
Salaries and employee benefits	13,370	6,281
Contractors	12,222	2,794
Repairs and maintenance	5,583	3,929
Site administration	6,525	1,118
Royalties	4,354	948

	71,903	30,668
Less: Change in inventories	(2,309)	(6,528)
Total operating expenses	$69,594	$24,140

13. General and administration
General and administration expenses for the Company consists of the following components by nature:
		Three months ended March 31,
	Note	2020	2019
Salaries and benefits		$1,564	$1,080
Share-based compensation		99	1,143
Professional fees	4	3,091	270
Office and other expenses		1,695	543
Amortization		184	73
Total general and administration		$6,633	$3,109

14. Other income (expense)
Other income (expense) consists of the following components:
		Three months ended March 31,
	Note	2020	2019
Realized and unrealized gains on gold contracts	8(a)	$21,076	$-
Realized and unrealized losses on foreign exchange contracts	8(b)	(18,507)	-
Change in fair value of warrants	8(c)	10,100	(5,291)
Foreign exchange gain		7,477	1,064
Expected credit losses		(6,967)	-
Loss from equity investment		(1,003)	-
Other income (expense)		1,860	(74)
Total other income (expense)		$14,036	$(4,301)
During the three months ended March 31, 2020, the Company recognized expected credit losses of $6.9 million related to the Company’s non-trade receivables.

20

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

15. Basic and Diluted EArnings Per Share
Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:
	Three months ended
	March 31, 2020			March 31, 2019
	Weighted average shares outstanding	Net income	Earnings per share	Weighted average shares outstanding	Net loss	Loss per share
Basic	138,000,552	$10,895	$0.08	110,565,135	$(7,435)	$(0.07)
Dilutive securities
Options	1,548,783	-		-	-
RSUs	672,014	-		-	-
Convertible Notes	26,602,030	1,746		-	-
Diluted	166,823,379	$12,641	$0.08	110,565,135	$(7,435)	$(0.07)
For the three months ended March 31, 2020, 34,065,816 options and warrants were excluded from the calculation of diluted EPS as their impact would have been anti-dilutive.

16. Segment information
The Company manages its operating segments by operating mines and development projects. Results from operations for these segments are summarized below:
Three months ended March 31, 2020
	Revenue	Operating expenses	Depreciation and depletion	Exploration expenses	Other expenses (income)	Income (loss) from operations
Mesquite	$57,521	$(32,113)	$(4,394)	$(6)	$-	$21,008
Aurizona	48,708	(25,221)	(9,300)	(577)	-	13,610
Los Filos	11,557	(5,210)	(1,628)	(21)	-	4,698
Other operating mines(1)	12,249	(7,050)	(1,927)	(9)	-	3,263
Development projects(2)	-	-	-	(2,031)	-	(2,031)
Corporate and other	-	-	-	-	(6,633)	(6,633)
	$130,035	$(69,594)	$(17,249)	$(2,644)	$(6,633)	$33,915

Three months ended March 31, 2019
	Revenue	Operating expenses	Depreciation and depletion	Exploration expenses	Other expenses (income)	Income (loss) from operations
Mesquite	$35,385	$(24,140)	$(4,249)	$-	$-	$6,996
Aurizona	-	-	-	(285)	-	(285)
Development projects(2)	-	-	-	(1,757)	-	(1,757)
Corporate and other(3)	-	-	-	(886)	(3,109)	(3,995)
	$35,385	$(24,140)	$(4,249)	$(2,928)	$(3,109)	$959

(1)        Includes the Fazenda, RDM and Pilar mines, which were acquired March 10, 2020

(2)        Includes Santa Luz, which was acquired on March 10, 2020, and Castle Mountain

(3)        Includes results of Gold Mountain, which was disposed of in May 2019 and Solaris, which was deconsolidated effective June 30, 2019.

21

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

16. Segment information (continued)
Information about the carrying amount of the Company’s assets and liabilities by operating segment is detailed below:
	Total assets		Total liabilities
	March 31,	December 31,	March 31,	December 31,
	2020	2019	2020	2019(1)
Mesquite	$247,105	$247,797	$(40,227)	$(38,190)
Aurizona	374,895	380,641	(50,536)	(55,625)
Los Filos	989,909	-	(289,687)	-
Other operating mines	362,894	-	(84,438)	-
Development projects	348,529	158,127	(16,254)	(11,231)
Corporate and other	268,717	52,785	(887,363)	(331,245)
	$2,592,049	$839,350	$(1,368,505)	$(436,291)
(1) Total liabilities balances as at December 31, 2019 for Mesquite and Corporate and other have been reclassified to conform with the current period presentation.
Information about the Company’s non-current assets by jurisdiction is detailed below:
			March 31,	December 31,
			2020	2019
Mexico			$889,121	$-
Brazil			814,381	310,241
United States			361,861	347,784
Canada			4,708	32,669
			$2,070,071	$690,694

17. Financial risk Management
The Company’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at March 31, 2020 are as follows:
(a) Interest rate risk
Interest on the Company’s Revolving Facility and Term Loan is variable based on LIBOR. In March 2020, the Company drew $180 million under its Revolving Facility as a cautionary measure given the uncertainty regarding the potential impact of the COVID-19 pandemic. Borrowings at variable rates of interest expose the Company to interest rate risk. At March 31, 2020, $400 million is outstanding under the Revolving Facility and $100 million is outstanding under the Term Loan. A 10% change in interest rates at the reporting date would have a $1.0 million impact on net income on an annualized basis.
(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they become due. In March 2020, the Company drew $180 million under its Revolving Facility as a cautionary measure given the uncertainty regarding the potential impact of the COVID-19 pandemic. The Company has no immediate need for the funds. However, management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company’s assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.

Management continues to monitor the Company’s ability to meet ongoing debt and other commitments, including reviewing its operating costs and capital budget to reduce expenditures if required.

22

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

18. Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels in which to classify the inputs of valuation techniques used to measure fair values.

Level 1 – quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).

Level 3 – inputs are unobservable (supported by little or no market activity) such as non-corroborative indicative prices for a particular instrument provided by a third party.

As at March 31, 2020, marketable securities and traded warrants are measured at fair value using Level 1 inputs and non-traded warrants, gold collars and forwards and foreign exchange contracts are measured at fair value using Level 2 inputs. The fair value of the long-term receivables, Convertible Notes, Debenture, Credit Facility, and Standby Loan, for disclosure purposes, are determined using Level 2 inputs. The carrying values of cash and cash equivalents, accounts receivable, reclamation bond, and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity.  The Company has no financial instruments classified as Level 3.

The fair value of marketable securities is measured based on the quoted market price of the related common shares at each reporting date, and changes in fair value are recognized in net income (loss).

The fair value of the traded warrants is measured based on the quoted market price of the warrants at each reporting date.  The fair value of the non-traded warrants is determined using an option pricing formula (note 8(c)).  The fair value of gold collars and forward swaps and foreign exchange contracts are measured based on forward gold prices and forward foreign exchange rates, respectively. There were no transfers between fair value levels during the year.

23

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

18. Fair value measurements (continued)
The following table provides the fair value of each classification of financial instrument:
	March 31,	December 31,
	2020	2019

Financial assets not measured at FVTPL:
Cash and cash equivalents	$303,057	$67,716
Restricted cash	14,289	15,285
Trade receivables	21,804	-
Receivable from Serabi	12,222	12,033
Long term receivables	4,598	11,986
Reclamation bonds and other receivables	136	577
Financial assets at FVTPL:
Marketable securities	727	988
Foreign exchange contracts	-	1,640
Total financial assets	$356,833	$110,225

Financial liabilities at FVTPL:
Traded warrants	$18,450	$26,056
Non-traded warrants	32,585	30,090
Gold collars and forwards	54,849	-
Foreign exchange contracts	16,616	-
Other:
Accounts payable and accrued liabilities	104,795	67,047
Convertible Notes	250,257	137,995
Credit Facility	501,602	120,225
Debenture	10,232	10,061
Standby Loan	13,439	13,252
Other liabilities	-	1,795
Total financial liabilities	$1,002,825	$406,521

19. Commitments and contingencies
At March 31, 2020, the Company had the following contractual obligations outstanding:
	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter
Loans and borrowings and accrued interest	$932,918	$58,446	$54,216	$59,824	$457,389	$303,043	$-
Accounts payable and accrued liabilities	104,795	104,795	-	-	-	-	-
Reclamation obligations(1)	146,085	5,469	3,514	17,483	2,964	13,418	103,237
Purchase commitments	60,333	57,018	1,679	1,442	180	9	5
Gold contracts	54,849	21,532	33,317	-	-	-	-
Foreign exchange contracts	16,617	14,425	2,192	-	-	-	-
Lease commitments	6,351	5,020	771	395	149	16	-
Total	$1,321,948	$266,705	$95,689	$79,144	$460,682	$316,486	$103,242
(1) Amount represents undiscounted future cash flows.

24

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three months ended March 31, 2020 and 2019

19. Commitments and contingencies (continued)

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At March 31, 2020, the Company recorded a legal provision for these items totaling $12.7 million (December 31, 2019 – $4.0 million) which is included in other long-term liabilities.

The Company is contesting federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At March 31, 2020, the Company has recorded restricted cash of $13.8 million (December 31, 2019 – $13.9 million) in relation to insurance bonds for tax assessments in the appeals process. The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that material fines that could result from non-compliance are imposable under statute with a five-year statute of limitations.

If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

The Company will continue to closely monitor the COVID-19 situation. Should the duration, spread or intensity of the pandemic further develop in 2020, the Company’s supply chain, market pricing, operations and customer demand could be affected. These factors may further impact the Company’s operating plan, its liquidity and cash flows, and the valuation of its long-lived assets. The COVID-19 situation continues to rapidly evolve. The magnitude of its effects on the economy, and on the Company’s financial and operational performance, is uncertain at this time.

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